BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Premark International Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  6 )*

                 Premark International Inc
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         740459102
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 740459102                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES            Bankers Trust Company     255,150 shares

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           Bankers Trust Company         150 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING           Bankers Trust Company   575,078 shares

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              Bankers Trust Company         550 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    Bankers Trust Company   575,628 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    [X]
CUSIP No. 740459102                     Page 3 of 8 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company      0.9%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
CUSIP No. 740459102                     Page 4 of 8 Pages



              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
     "BANK")  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Premark International Inc

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             1717 Deerfield Road
             Deerfield, IL  60015

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust
Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
Trust Company, as Trustee for various trusts,
and employee benefit plans, and investment
advisor, are both corporations incorporated
in the State of New York with their principal
business offices located in New York.
CUSIP No. 740459102                     Page 5 of 8 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Premark
             International Inc, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             740459102

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

             (i) As of December 31, 1996, Bankers Trust
Company, as Trustee for various trusts, and employee benefit plans, and investment advisor (the "Bank"), was the beneficial owner of 575,628 shares of common stock.

            (ii) Bankers Trust Company was also the record
                 owner of 10,612,104 shares held by the Bank as Trustee of the Premark International, Inc., Master Defined Contribution Trust
                 (the "Plan") with respect to which the bank disclaims beneficial ownership.

                 The Plan states that each Plan participant
shall have the right to direct the manner
in which shares of common stock shall be
voted at all stockholders' meetings.  The
CUSIP No. 740459102                     Page 6 of 8 Pages

                 Department of Labor has expressed the
view that, under certain circumstances,
                 ERISA may require the Trustee to vote
shares which are not allocated to
participants' accounts and unvoted shares.
Since, in the view of the Bank and Bankers
                 Trust New York Corporation, such voting
power is merely a residual power based upon              the
occurrence of an unlikely contingency                    and
is not a sole or shared power to vote                    the
securities, the Bank and Bankers
                 Trust New York Corporation hereby disclaim beneficial ownership of such securities.

      (b)  Percent of Class:

             The common stock described in Item 4(a) above as to which the Bank acknowledges beneficial ownership constitutes 0.9% of the Issuer's outstanding Common Stock. The Common Stock as to which the Bank disclaims beneficial ownership constitutes 17.0% of the Issuer's outstanding Common Stock.

      (c)  Number of shares as to which the Bank has:
      (i)  sole power to vote or to direct the
             vote -

               Bankers Trust Company     255,150 shares

     (ii)  shared power to vote or to direct the
             vote -
               Bankers Trust Company         150 shares

    (iii)  sole power to dispose or to direct the
             disposition of -
               Bankers Trust Company   575,078 shares

     (iv)  shared power to dispose or to direct the
             disposition of -
               Bankers Trust Company         550 shares


CUSIP No. 740459102                     Page 7 of 8 Pages

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the
               Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.














CUSIP No. 740459102                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1996

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company